UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): October 17, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9 OTHER EVENTS

Effective October 17, 2022, Iron Bridge Mortgage Fund, LLC (the “Company”) updated the Subscription Agreement it uses in connection with the sale of its Class D Units being offered pursuant to Regulation A.  The updates were made to make the Subscription Agreement more user-friendly and to ease certain administrative functions in connection with processing subscriptions. The Company does not believe the updates to the Subscription Agreement represent any material change in the rights or obligations of its investors.

Exhibits

4.1	Form of Class D Unit Subscription Agreement, including Power of Attorney

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: October 18, 2022	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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